United States securities and exchange commission logo





                          May 6, 2024

       Lawrence Firestone
       Chief Executive Officer
       22nd Century Group, Inc.
       321 Farmington Rd
       Mocksville, NC 27028

                                                        Re: 22nd Century Group,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 1, 2024
                                                            File No. 333-279046

       Dear Lawrence Firestone:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eranga
Dias at 202-551-8107 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing